Exhibit 99(a)(5)(FF)

E.ON AG Annual Results Press Conference
March 7, 2007

Presentation by:
Dr. Marcus Schenck
Member of the E.ON AG Board of Management and CFO

Please check against delivery

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 2 of 9

Ladies and gentlemen, I'm happy be sitting here for the first time and to be able to present you with such solid numbers.  I'm therefore pleased to provide you with our results for the 2006 financial year, in which we again put in a very positive performance.  We once more improved our key financial figures—sales, adjusted EBIT, adjusted net income, ROCE, and cash provided by operating activities—compared with the previous year.

We grew sales by 21 percent to about €68 billion, mainly due to the inclusion of newly consolidated subsidiaries in Bulgaria, Hungary, Romania, and the United Kingdom; higher natural gas sales volumes; and higher average prices in the power and gas business.

We again increased adjusted EBIT, our key operating metric, by 12 percent, this time to €8.2 billion. Nearly all our market units contributed to the advance.

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Central Europe's adjusted EBIT rose by 6 percent to €4.2 billion, despite the considerable adverse effects of the new regulation of network charges in Germany.  Central Europe's adjusted EBIT reflects provisions of €517 million we recorded for the expected consequences of the refunds of so-called overcharges.  The adverse effects of regulation were offset by higher earnings contributions in other areas.  The other main factors in the earnings improvement were higher earnings from the sale of shareholdings and the absence of higher adverse effects for our nuclear operations taken in the prior year.

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Pan-European Gas's adjusted EBIT improved by 37 percent to €2.1 billion. The key factor here was that it was not until 2006 that we could pass on the increased gas procurement costs we incurred in 2005.  This time lag in price adjustment had a considerable negative effect on adjusted EBIT in the prior year.  In 2006 the impairment charges taken on Thüga's gas networks in the wake of the new regulation of network charges in Germany reduced adjusted EBIT by €188 million.

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 3 of 9

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U.K.'s adjusted EBIT rose by 28 percent to €1.2 billion, principally due to price rises, increased value from the generation fleet, and the impact of profit and cost initiatives. U.K. therefore made an impressive turnaround since the first quarter, in which adjusted EBIT had declined by 86 percent due to higher gas procurement costs. Another key positive factor was the tariff increase in the regulated business approved by the regulator as part of a price review.

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Nordic's adjusted EBIT decreased by €147 million year on year to €619 million.  Compared with the prior year, adjusted EBIT was negatively impacted by lower generation from hydro and nuclear assets, increased taxes on installed hydro and nuclear capacity, and the absence of earnings streams from the hydropower assets sold to Statkraft.

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U.S. Midwest's adjusted EBIT increased by €26 million year on year. The main factors were cost savings due to the exit from Midwest Independent Transmission System Operator (MISO) and lower operating expenses as a result of the completion of the amortization of prior restructuring costs.

Despite our positive operating performance, income/loss (–) from continuing operations before income taxes and minority interests was considerably below the prior-year figure, mainly due to the following factors:

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Other nonoperating earnings reflect the substantial negative effects of the marking to market of derivative gas procurement contracts and other energy derivatives, particularly at the U.K. market unit.  We use derivatives to protect our operating business from the effects of price fluctuations.  At year end 2006 this resulted in a loss of approximately €2.7 billion.  However, this loss is entirely cash-neutral. As power and gas markets become more liquid, it's safe to assume that the volume of such derivatives—and thus the fluctuations of this earnings figure—are likely to increase in the future.

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 4 of 9

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In addition to the effects from the cash-neutral marking to market of energy derivatives, the newly introduced regulation of network charges in Germany led to impairment charges of €562 million in our gas business.  Of this figure, impairment charges of €188 million on Thüga's gas networks were recognized in adjusted EBIT. Impairment charges of €374 million on non-Thüga gas networks were recognized in other nonoperating earnings.  There was no need for impairment charges on our electricity networks.

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On the positive side, our net book gains rose from €0.5 billion to €1.2 billion.  The increase is attributable to the sale of our remaining Degussa stake and gains on the sale of institutional securities funds.

At €5.1 billion, net income did not, as anticipated, repeat the prior year's record figure of €7.4 billion.

●	The prior-year figure primarily reflects the book gains totaling about €3 billion on the Viterra and Ruhrgas Industries disposals.

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As already mentioned, despite our improved operating results, the marking to market of energy derivatives resulted in cash-neutral losses of €2.7 billion in 2006 compared with cash-neutral gains of €1.2 billion in 2005.

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A number of factors affected our taxes.  A change in corporate tax law resulted in the initial application of corporate tax credits of about €1.3 billion.  This factor and a higher share of tax-free income reduced our current income taxes to about €0.5 billion. In addition, cash-neutral losses from the marking to market of energy derivatives reduced deferred tax by about €1.2 billion compared with the prior year.  On balance, these factors resulted in our continuing operations recording tax income of €323 million in 2006.

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 5 of 9

Adjusted net income rose by 20 percent to €4.4 billion in 2006.  This earnings figure is, among other things, important for our dividends.  It is an earnings figure after interest income, incomes taxes, and minority interests and has been adjusted to exclude certain extraordinary effects including net book gains, restructuring expenses, other nonoperating income and expenses (particularly the effects of the marking to market of derivatives), and extraordinary tax effects.

In view of this solid performance, on May 3, 2007, the E.ON Board of Management and Supervisory Board will propose increasing the normal dividend by 22 percent to €3.35 per share. Our dividend payout of €2.2 billion would again make us one of the top dividend performers in Germany's DAX index.

Our integration and growth strategy is reflected in an additional improvement of the E.ON Group's ROCE and value added performance.  In 2006 our ROCE and value added were again higher compared with the prior year. With a ROCE of 13.2 percent, we substantially exceeded both our cost of capital and our on top ROCE target of at least 10.5 percent by 2006.  Value added increased to €2.6 billion in 2006.

Cash provided by operating activities was also higher in 2006, increasing by 10 percent to €7.2 billion. The Central Europe and U.K. market units were the main contributors to the increase.

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 6 of 9

Pan-European Gas's positive business performance in 2006 is not yet reflected in cash provided by operating activities.  The main reasons are the buildup of working gas in storage at E.ON Földgaz Trade (which has been a consolidated E.ON company since March 31, 2006) and the price- and volume-driven increases in expenditures for natural gas in storage at E.ON Ruhrgas AG. Our free cash flow declined from €3.6 billion in the prior year to €3.1 billion, mainly due to the increase in investments in property, plant, and equipment in our markets.  We invested a total of nearly €5.2 billion (40 percent of which was for growth initiatives), one third more than we did in the previous year. In some cases, the resulting positive effects will not be felt until subsequent years.

Our net financial position of –€268 million was €2.2 billion below the figure reported as of December 31, 2005 (€1,917 million).  This is mainly attributable to financial outlays for investments in property, plant, and equipment, the acquisition of the natural gas business of Hungary's MOL, and the €5.1 billion contribution under the contractual trust arrangement.

In addition, the dividend payout in 2006 (including the special dividend) resulted in substantial cash outflow.  Our net financial position was positively affected by proceeds from the disposal of Degussa and E.ON Finland and, in particular, by our strong cash provided by operating activities and the first-time consolidation of Versorgungskasse Energie.

Effective January 1, 2007, we apply International Financial Reporting Standards (IFRS), which deviate substantially from U.S. GAAP in a number of respects.  Based on the current, preliminary result of the conversion process, we expect the E.ON Group's 2006 adjusted EBIT under IFRS to be slightly above the figure disclosed under U.S. GAAP.  There will be no material changes for Central Europe and U.K.'s earnings performance.  Adjusted EBIT at Pan-European Gas and U.S. Midwest will be significantly higher than the figure disclosed under U.S. GAAP, whereas Nordic's adjusted EBIT will be significantly lower.

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 7 of 9

For 2007 we expect the E.ON Group's adjusted EBIT to again be slightly higher.  However, not all market units will contribute equally to the improvement, in part due to the conversion effects I just mentioned.  From today's perspective, we also anticipate a slight increase in net income in 2007.  However, the development of net income will, in particular, be influenced by the marking to market of derivatives at year end.

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We expect Central Europe's 2007 adjusted EBIT to be slightly above the prior-year figure.  Central Europe aims to offset the ongoing negative effects of regulatory intervention in the power and gas network business with operating improvements, including improvements in other parts of its business.

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We expect Pan-European Gas's adjusted EBIT for 2007 to be below the figure for 2006.  The up-/midstream business experiences negative effects from oil and gas price developments, temperature-sensitive demand at the beginning of the year, and declining earnings from the valuation of gas storage utilization.  These effects will be mitigated by earnings improvements in the downstream business, particularly due to the absence of nonrecurring charges relating to the regulation of network charges in Germany and higher adjusted EBIT contributions at our shareholdings in Hungary.

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In view of the U.K. market unit's significant earnings increase in 2006, we expect U.K.'s adjusted EBIT for 2007 to be broadly in line with the prior-year figure.  The key challenges facing U.K. in 2007 will be optimizing value from its generation assets in a volatile commodity market and delivering value from its distribution assets.  E.ON UK announced in January 2007 that domestic energy prices will be reduced as a result of decreasing wholesale energy prices.

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 8 of 9

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We expect Nordic's adjusted EBIT for 2007 to be significantly above the level of 2006.  Earnings development will be positively affected by higher volumes in both hydropower and nuclear production as well as by higher wholesale electricity prices.

●	E.ON U.S. expects 2007 adjusted EBIT to be below 2006 due to lower gas margins as a result of the timing of gas cost recoveries from customers.

To summarize, in 2006 E.ON again significantly increased its earnings and financial strength.  Our results and our balance sheet make us superbly prepared for the challenges ahead of us in 2007.  Thank you for your attention.  Wulf Bernotat and I would now be happy to answer your questions.

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

E.ON AG Annual Results Press Conference, March 7, 2007 Presentation by Dr. Marcus Schenck	Page 9 of 9

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this document has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This document may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, in this document. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts. credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.